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             [New Environmental Technologies Corporation Logo Here]

                                                          11718 Barrington Court
                                                                       Suite 709
                                                           Los Angeles, CA 90049
                                                FOLLOW ME TOLL FREE 310.729.4675
                                                          FACSIMILE 413.740.6430


                                 April 24, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

           Re: Request for Withdrawal of Registration Statement on Form S-8 (Registration No. 333-104696)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, New Environmental Technologies Corporation, a Nevada corporation (the "Company") hereby files this application for withdrawal of the Company's registration statement on Form S-8 and exhibits thereto, Registration No. 333-104696 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on April 23, 2003 to register the sale of certain shares of the Company's common stock under the 2003 Stock Awards Plan. The Board of Directors decided not to pursue the filing of such shares pursuant to the Registration Statement. None of the securities were sold, and no securities will be sold, under the above referenced Registration Statement.

         If you have any questions or comments regarding the foregoing, please contact the plan administrator, John Smaha, Attorney, at (619) 688-1557.


                           Very truly yours,

                                   /s/ Harold Gregg
                                   -------------------
                                   Harold Gregg
                                   CEO,
                                   General Counsel and Secretary